January 18, 2008

VIA EDGAR & OVERNIGHT MAIL

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc.

Form 10-K for the year ended December 31, 2006

Filed 3/01/07

Form 10-Q for the quarter ended September 30, 2007

Filed 11/08/07

File No. 001-32223

Dear Mr. Gordon:

This letter sets forth the Company’s response to the comments in your letter dated December 31, 2007 to Mr. Laurence S. Geller, concerning the above referenced reports. For convenient reference, we have prefaced each of our responses with your comment in bold type.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations and Comprehensive Income. page 73

1.	On page 39 you disclose that based on continued cash flow you generated from an asset management agreement with SHC LLC, the operations of seven hotel properties distributed to SHC LLC in 2004 were not reflected as discontinued operations in the statements of operations. You also disclose on page 46 that SHC LLC sold three of these properties in 2005 and three of these properties in 2006 and that effective November 15, 2006 the related management agreement with SHC LLC was terminated. In light of the fact that you will have no continuing involvement with these properties subsequent to November 15, 2006, please tell us what consideration you gave to classifying the results of operations related to these hotel properties as discontinued operations for the periods presented.

Response:

The distribution of the seven hotel properties (the “Distributed Properties”) to SHC LLC in 2004 was accounted for as a reverse spin-off in accordance with EITF Issue No. 02-11, “Accounting for Reverse Spinoffs”, and such properties were determined to be disposed of effective with the Company’s initial public offering in June 2004. In accordance with paragraph 42 of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, because the Company continued to receive asset management fees for services provided to SHC LLC, the Company did not reflect the operations of the Distributed Properties as discontinued operations as the asset management arrangement constituted significant continuing involvement under paragraph 42 of SFAS No. 144.

With respect the Company’s consideration to classifying the results of operations as discontinued operations subsequent to the termination of the asset management agreement, the Company considered EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” Paragraphs 13–15 of EITF Issue No. 03-13 provide an assessment period in which to evaluate whether a disposed component should be classified as a discontinued operation. The assessment period includes the date at which the component meets the criteria to be classified as held for sale or is disposed of, and continues through one year after the disposal date.

As the disposal date for the Distributed Properties was June 2004, the assessment period ended in June 2005. The Company’s continuing involvement existed throughout the one-year assessment period as none of the Distributed Properties were disposed of by SHC LLC prior to September 2005 and the asset management agreement was in effect until terminated in November 2006. Since the Company’s continuing involvement ceased after the one-year assessment period, the Company believes the results of operations of the Distributed Properties for the period prior to the disposal date in June 2004 are appropriately presented in continuing operations.

Note 2 - Summary of Significant Accounting Policies

Intangible Assets, page 79

2.	You disclose that intangible asset balance includes advanced bookings that are amortized over a period of 3 to 8 years. We note that you previously disclosed in your Form 10-K for the year ended December 31, 2005 that these advanced bookings were amortized over a period of 1.5 years. Please provide us with more details regarding the terms of these advanced bookings and explain the change in the amortization period.

Response:

Advanced bookings are primarily related to clients, such as convention and other groups which have booked room nights and other services at a hotel in advance. When the Company acquires a hotel, it allocates a portion of purchase price to intangible assets, including advanced bookings, at their estimated fair values as required by SFAS No. 141. The value of these pre-bookings stems from the future cash flows associated with the pre-booked room nights and ancillary services, and the avoided expense of not having to incur sales and marketing costs associated with pre-booked rooms. The useful life of this intangible asset is specific to each hotel’s advance bookings, and is based on the period that the pre-bookings are expected to contribute directly or indirectly to future cash flows, consistent with the guidance provided by the provisions of SFAS No. 142.

The 1.5 year amortization period as disclosed in our Form 10-K for the year ended December 31, 2005 related to a particular hotel acquired in April of 2005 that had bookings up to 1.5 years in advance at the date of acquisition. Advanced bookings related to that specific hotel had become fully amortized by December 31, 2006. However, the Company acquired three other hotels during 2006 that had advance bookings. Two of these hotels had advance bookings covering a 3 year period and one of the hotels had advance bookings for 8 years in advance at the date of their respective acquisitions. Hence, this describes the reasons for the change in the amortization period disclosed in our Form 10-K for the year ended December 31, 2006. There was no change in accounting policy for advance bookings.

Deferred Financing Costs, page 79

3.	You disclose that your deferred financing costs have been capitalized and are being amortized to interest expense over the life of the underlying loan assuming all extension options exercised using the straight-line method, which approximates the effective interest method. Please tell us your basis in GAAP for assuming all extension options are exercised.

Response:

In determining the appropriate GAAP treatment for deferred financing costs, the Company considered: (a) paragraph 5 of SFAS No. 91, which provides that loan origination fees be deferred and recognized over the life of the loan; (b) paragraph 15 of APB Opinion No. 21, which requires that debt discounts be amortized as interest expense over the life of the related debt; and (c) paragraph 237 of Concepts Statement No. 6, which states that debt issue costs may be accounted for in the same manner as debt discount.

In determining the life of the loan, the Company considers the extension option periods only when (a) it is the Company’s intention, at loan inception, to exercise the options and renew the loans to extend through the option periods, and (b) such extension is at the discretion of the Company without a requirement of a significant financial obligation upon such extension. If the aforementioned criteria are not met, the Company does not include the extension periods in the life of the loan.

The majority of our outstanding loans relate to mortgage financings for our owned hotels. During the past few years, the Company has relied primarily on Commercial Mortgage Backed Securities (CMBS) originators and the CMBS market to obtain these mortgages. The Company’s CMBS loans generally provide for an initial term of two years, with three one-year renewal options. The (2-1-1-1) term structure has been common practice and has become a standard in the floating rate CMBS origination market. In addition, the fees paid by the Company to obtain the loan are paid in order to secure a five-year loan, and the pricing of such loan, and the effective yield to the originator and borrower, is a function of the product being a five year loan. The Company does not incur additional fees at the renewal points. The Company manages the interest rate exposure of these floating rate CMBS loans by entering into interest rate swap agreements to lock in the overall interest costs of the CMBS mortgages as well as other floating rate mortgages. The term of the swap agreements includes all the extension options on the loans. For this type of financing, the Company has both the intention and ability to extend the loan term by exercising its renewal options, and therefore, the Company includes such periods in the life of the loan.

Deferred Transaction Costs, page 80

4.	You disclose that at December 31, 2006, other assets include $6.2 Million of deferred costs related to a potential transaction, You also disclose on page 14 of your Form 10-Q for the quarter ended September 30, 2007 that these costs were incurred in connection with your planned formation of a joint venture or publicly traded European entity for your European hotel assets. Please tell us your basis for capitalizing these costs when incurred rather than expensing them.

Response:

During the second half of 2006, the Company formulated a strategy whereby it would form a separate publicly-traded entity which would own and operate its European hotel assets. In connection therewith, during late 2006 and the first half of 2007, the Company incurred accounting, legal and investment banking costs related to its planned offering of equity securities on the Euronext Amsterdam stock exchange. The Company’s basis for capitalizing its planned European entity initial public offering costs is found in SAB Topic 5. A., “Expenses of Offering” which states:

“Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

The costs deferred by the Company were specific incremental costs directly attributable to the planned European offering. During the third quarter of 2007, the Company determined that current market conditions were unfavorable to the successful completion of the offering, and aborted the planned offering. As a result, the Company charged the deferred costs to earnings, consistent with the guidance in Topic 5. A.

During the offering process, the Company considered an alternative to form a joint venture with one or more partners in the event of an aborted public offering. However, the aforementioned costs (which were deferred) related to the planned initial public offering, and such costs were expensed when the decision was made to abort the offering. Subsequent to the aborted offering process, the Company did pursue a joint venture strategy. The Company will clarify the aforementioned disclosure in our 2007 Form 10-K.

Note 3 - Property and Equipment, page 84

5.	We note that you made several material acquisitions during 2004, 2005, and 2006. In future filings please expand your disclosure to include the primary reasons for the acquisitions, including a description of the factors that contributed to purchase prices that resulted in recognition of goodwill. Please provide us with the proposed disclosure in your response.

Response:

The Company will expand our disclosure in future filings with respect to material acquisitions to include additional disclosure as to the primary reasons for such acquisitions, including a description of the factors that contribute to purchase prices which result in the recognition of goodwill. Our proposed additional disclosure would be similar to the following, modified as appropriate for each individual acquisition:

“The acquisition of hotel XYZ is consistent with our strategy of focusing on the acquisition of upper upscale and luxury hotels in select urban and resort markets with strong growth characteristics and high barriers to entry where we believe there are opportunities for us to add value. We believe the upper upscale and luxury hotel sector is an attractive sector for long term investment due to the supply constraints characteristics of that sector. These supply constraints include the importance of location, lack of available land, high development costs, long development and entitlement lead times and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. These characteristics of our property acquisitions often result in a portion of the purchase price being allocated to goodwill in accordance with SFAS 141 which requires that the purchase price for each asset first being allocated to the specifically identifiable tangible real property and specifically identifiable intangible assets, based on the estimated fair value of such assets, with the remainder being attributable to goodwill.”

6.	Additionally, please tell us what consideration you gave to allocating any of the purchase prices of the acquired hotels to management agreements. On page 91, you disclose that management fees at your hotels range from 1% to 4% of Gross Revenues; thus, it appears that some of these fees may not be at market rates. Please explain.

Response:

For purposes of allocating the purchase price of each new property acquisition, the Company estimates the fair value of the both the tangible real property, as well as the identifiable intangible assets and liabilities as required under SFAS 141. This evaluation of the identifiable intangible assets and liabilities includes an analysis of the existing management agreements to determine if they might be above or below market. This evaluation takes into consideration not only the initial base management fee, but also factors in any contractual increases in such base fee as well as any incentive or other management fees called for under the contract. The terms of the existing management contract are then compared to management contracts for similar hotels and hotel management companies in the same or similar markets as the property being acquired. For the hotels acquired in 2004, 2005 and 2006, it was concluded that the management contracts in place at the time of acquisition approximated market contracts and therefore, there was no allocation of the purchase price to above or below market management contracts. In addition, for all of the hotel properties acquired, we hired a professional third party valuation firm to assist us in the determination of the estimates of fair value of the real and intangible assets including the determination of whether or not the in place management agreements are above or below market. Please note that the 1% to 4% management fee disclosure on page 91 relates only to the base management fee component, and the disclosure also indicates that incentive fees may also be due in the event certain criteria are met.

Note 5 - Investment in Hotel Joint Ventures, page 89

7.	You disclose that subsidiaries of your company acquired a 45% joint venture ownership interest in SHC KSL Partners, LP (Hotel Venture), the existing owner of the Hotel del Coronado in San Diego, California, and in HdC North Beach Development, LP (North Beach Venture), the owner of an adjacent land parcel under development, for a pro rata share of an aggregate agreed-upon market value of $745,000,000. You also disclose that you account for the partnerships using the equity method. However, we note, per review of Exhibits 10.42 and 10.43 of your Form 10-K for the year ended December 31, 2005, that your 45% interests in these partnerships include general partner interests owned by your subsidiaries, DTRS North Beach Del Coronado, LLC and SHC del GP, LLC. In light of the fact that your subsidiaries are the general partners of both of these partnerships, please tell us how you determined that you should account for your investments in the partnerships using the equity method rather than consolidation. Please cite the relevant guidance that you are relying upon.

Response:

KSL DC Newco, LLC, an affiliate of KSL Resorts, (KSL), a limited partner and unrelated third party, holds 14% interests in each of the partnerships and is the Development Manager of North Beach Venture and the Manager of the Hotel Venture (collectively, the Ventures). Affiliates of Kohlberg Kravis Roberts & Co., (KKR) hold a 41% limited partnership interest in the Ventures and subsidiaries of the Company own 44.5% of the Ventures through limited partner interests of 44% and through a general partner interest of .5%.

In determining whether the Company, as general partner, controls the Ventures and should therefore consolidate them, we followed the guidance in EITF Issue No. 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. EITF04-5, paragraph 6 states:

“The general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partners is a matter of judgment that depends on the facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership.”

Regarding the question of the limited partners’ substantive participating rights, EITF 04-05 paragraph 16 states:

“The Task Force believes that limited partners’ rights (whether granted by contract or by law) that would allow limited partners to effectively participate in the following actions of the limited partnership should be considered substantive participating rights and would overcome the presumption that the general partners control the limited partnership:

a.	Selecting, terminating, and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures

b.	Establishing operating and capital decisions of the limited partnership, including budgets in the ordinary course of business”

The Company concluded, based on the following facts and circumstances, that the limited partners do have substantive participating rights. As noted above, KSL is the Development Manager of the North Beach Venture and the Manager of the Hotel Venture. In these capacities, KSL actively manages the operations of the Ventures under long-term hotel management and development agreements.

A majority vote of the limited partners is required to terminate KSL’s management agreements with the North Beach and Hotel Ventures. So long as KSL is the Manager, it has no voting rights with respect to terminating the management agreements. As it would require the vote of both remaining limited partners to remove KSL, the Company does not unilaterally have sufficient voting power to terminate the management contract. The initial term of the management agreement for the Hotel Venture is 20 years and is renewable for 2 additional 10 year terms at KSL’s option. The term of the management agreement for the North Beach Venture extends until all of the real estate held by the North Beach Venture is sold. KSL is responsible for the day to day operations at both North Beach and the Hotel. As part of the management responsibility, KSL selects, terminates and sets compensation for management. For the Hotel and North Beach, KSL establishes the annual operating/capital and developmental budgets, respectively. Although these budgets are subject to review and approval by an affiliate of the general partner, the management agreements provide for a mediation/arbitration process facilitated by a mutually agreed upon mediator or arbitrator to take effect if a dispute exists. Therefore, our general partner interests do not give us control over annual operating, capital and development budgets, and the limited partners do effectively participate in the operating and capital decisions of this partnership.

In addition, pursuant to the partnership agreements, the limited partners must approve working capital loans exceeding $1,000,000, annual capital expenditures exceeding a set threshold, and initial condo sales prices and any subsequent material change in condo sales prices (North Beach).

In addition to the limited partners’ substantive participating rights as described above, limited partners holding at least 60% of the limited partners’ interest have numerous additional rights and must approve the following decisions:

•

Directly or indirectly selling, leasing (other than leases that the manager is entitled to enter into) or disposing of or transferring all or substantially all of the property or granting a mortgage, pledge, or security interest in or on all or any substantial part of the property or assets, including options and rights of first refusal;

•	Creating, incurring, assuming, extending, materially modifying or otherwise becoming liable with respect to any loan other than draws under any working capital line of credit;

•

With the exception of draws under a previously approved working capital line of credit, all working capital loans required in the ordinary course of business if such loans aggregate more than $1,000,000;

•	Issuance of additional partnership interests;

•	Acquiring any material real property;

•	Amending or waiving any material rights in any agreement the entering into of which was a major decision;

•	Material tax matters;

•	Assigning any property in trust for the benefit of creditors or confessing a judgment against the partnership or its assets or dissolving, liquidating and winding-up the affairs of the partnership;

•

Entering into or materially amending a contract between the venture and a partner, the hotel manager, the development manager or any affiliates of the same or paying fees or other compensation to the same;

•

Entering into or materially modifying or terminating any management agreement for the property, commencing, settling or dismissing litigation, the outcome of which could have a material impact on the business or operations of the partnership or the property;

•	Causing the partnership to engage in any business or activity other than those contemplated in the Agreement;

•	Requesting any Additional Capital Contributions for amounts other than Necessary Expenditures;

•	Causing the partnership to have any employees;

•

Incurring, on an annual basis, capital expenditures at the in excess of any amount equal to $2,000,000 in excess of the “Reserve Fund Contribution” (i.e. in excess of 4% of Gross Revenues as defined in the hotel management agreement) and in any excess of amounts permitted per the Development Agreement;

•	Any merger or consolidation with or into any person or establishment of any joint ventures or partnerships;

•	Other than at maturity, applying net cash flow to pay down the principal of any loan other than working capital lines of credit;

•	Appointment of a new general partner;

•	Any agreement or contract to do any of the foregoing.

Based on the substantive participating rights of the limited partners in the Ventures, we concluded that the presumption of control by the general partner in EITF 04-05 was overcome. While the Company indirectly holds the general partner interests in the limited partnerships, it is the Company’s position that we do not control the Ventures. As a result, the investments are accounted for under the equity method of accounting.

Exhibits

8.	We note that you refer to the “annual report” and the “quarterly report” throughout your certifications. Please confirm to us that you will revise all future filings to refer to the “report,” rather than the “annual report” or “quarterly report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Response:

The Company will revise all future filings to refer to the “report,” rather than the “annual report” or “quarterly report,” consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2007

Note 3 - Property and Equipment, page 13

9.	We note that effective August 31, 2007 you sold 49% interests in the entities that own each of the InterContinental Chicago and Hyatt Regency LaJolla hotels to DND Hotel JV Pte Ltd. We also note that you retained 51 % interests in these entities. Furthermore, you recognized a gain on the sale of approximately $85 Million, net of minority interest, during the third quarter of 2007. Please tell us your basis for recognizing $85 Million of gain in light of the fact that you still own 51 % controlling interests in the hotels. Please cite the relevant accounting guidance that you are relying upon.

Response:

On August 31, 2007, the Company sold its 49% interest in SHC Michigan Avenue Mezzanine II, LLC (the indirect owner of the InterContinental Chicago hotel) and SHC Aventine II, LLC (the indirect owner of the Hyatt Regency La Jolla hotel) to DND Hotel JV Pte Ltd. The sole assets held by the entities are hotel properties, which are considered real estate assets. Therefore, the Company considered the provisions of SFAS No. 66, “Accounting for the Sales of Real Estate” in evaluating its accounting treatment for the gain on the sale of the 49% interests. Per SFAS No. 66, paragraph 5,

“Profit on real estate sales transactions (1) shall not be recognized by the full accrual method until all of the following criteria are met:

a.	A sale is consummated (paragraph 6).

b.	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (paragraphs 8-16).

c.	The seller’s receivable is not subject to future subordination (paragraph 17).

d.	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property (paragraph 18).”

Paragraphs 19-43 describe appropriate accounting if the above criteria are not met.

“Footnote (1) - Profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.”

The Company notes that as of the date of sale, criteria (a), (b) and (c) above were met as the sale closed and the buyer paid cash for its 49% share in the respective entities. As the Company still has a controlling 51% interest in the entities holding the hotels, criteria (d) would not be met and therefore, the Company referred to paragraphs 25-43 (as described in paragraph 18) to assess the appropriate accounting treatment. Specifically, paragraph 33 states:

“The seller has made a partial sale. A sale is a partial sale if the seller retains an equity interest in the property or has an equity interest in the buyer. Profit (the difference between the sales value and the proportionate cost of the partial interest sold) shall be recognized at the date of sale if:

a.	The buyer is independent of the seller.

b.	Collection of the sales price is reasonably assured (paragraph 4).

c.	The seller will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest. Paragraphs 19-43 describe appropriate accounting if the above criteria are not met.”

The Company assessed the above criteria and determined that (a) the Company is independent of the buyer, DND Hotel JV Pte Ltd (a real estate investment company owned by the Government of Singapore Investment Corporation Pte Ltd); (b) the buyer paid cash to the Company in full at the date of sale and (c) the Company is not required to support the operations of the property or its obligations to an extent greater than its 51% proportionate ownership interest.

The Company further notes that it considered the additional criteria under paragraphs 25-43 and determined that none of the additional criteria were met that preclude full profit recognition at the time of sale. Specifically, with regards to paragraph 31, the Company notes its asset management agreements are at market rates and terms. As such, the Company determined that full profit recognition was appropriate at the date of sale, in accordance with SFAS No. 66.

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions concerning this matter should be directed to me at (312) 658-5756, or in my absence to Paula Maggio, Senior Vice President, and General Counsel at (312) 658-5020.

Sincerely,

Stephen M. Briggs
Vice President, Principal Accounting Officer